UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 29, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated April 29, 2015

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the United States Securities and Exchange Commission (the “SEC”) on 1 May 2013, as amended by the post-effective amendment No.1 to the registration statement filed with the SEC on 22 April 2014 and the post-effective amendment No.2 to the registration statement filed with the SEC on 27 April 2015.

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

US$1,500,000,000 2.625% GUARANTEED NOTES DUE 2020

US$2,000,000,000 3.500% GUARANTEED NOTES DUE 2025

US$300,000,000 4.200% GUARANTEED NOTES DUE 2045

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 28 April 2015 in relation to the proposed offering of notes by each of CNOOC Finance Australia and CNOOC Finance U.S.A. to be guaranteed by the Company.

The Board is pleased to announce that on 28 April 2015, New York time, the Company and BOC International, Citigroup, Credit Suisse, Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch, CICC HK Securities, ICBC International, J.P. Morgan, Morgan Stanley, Société Générale Corporate & Investment Banking and Standard Chartered Bank entered into the respective Underwriting Agreements with (i) CNOOC Finance Australia in connection with the issuance of the 2020 Notes and 2045 Notes; and (ii) CNOOC Finance U.S.A. in connection with the issuance of the 2025 Notes.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance Australia, CNOOC Finance U.S.A. and the Company, are estimated to be approximately US$3,765.1 million. The proceeds will be used for general corporate purposes.

Applications have been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company, CNOOC Finance Australia or CNOOC Finance U.S.A.

INTRODUCTION

This announcement is made by the Company pursuant to the Inside Information Provision under Part XVIA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 28 April 2015 in relation to the proposed offering of notes by each of CNOOC Finance Australia and CNOOC Finance U.S.A. to be guaranteed by the Company.

The Board is pleased to announce that on 28 April 2015, New York time, the Company and BOC International, Citigroup, Credit Suisse, Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch, CICC HK Securities, ICBC International, J.P. Morgan, Morgan Stanley, Société Générale Corporate & Investment Banking and Standard Chartered Bank entered into the respective Underwriting Agreements with (i) CNOOC Finance Australia in connection with the issuance of the 2020 Notes and 2045 Notes; and (ii) CNOOC Finance U.S.A. in connection with the issuance of the 2025 Notes.

THE UNDERWRITING AGREEMENTS

Date

29 April 2015

Parties to the Underwriting Agreements

(a)	CNOOC Finance Australia and CNOOC Finance U.S.A. (as the case may be) as the issuers of the Notes;

(b)	The Company as the guarantor with respect to the obligations of CNOOC Finance Australia and CNOOC Finance U.S.A. under the respective Notes and the Indentures; and

(c)
BOC International, Citigroup, Credit Suisse, Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch, CICC HK Securities, ICBC International, J.P. Morgan, Morgan Stanley, Société Générale Corporate & Investment Banking and Standard Chartered Bank, as the underwriters of the Notes.

BOC International, Citigroup, Credit Suisse and Goldman Sachs (Asia) L.L.C. are the joint global coordinators, joint lead managers and joint bookrunners and BofA Merrill Lynch, CICC HK Securities, ICBC International, J.P. Morgan, Morgan Stanley, Société Générale Corporate & Investment Banking and Standard Chartered Bank are the joint bookrunners in respect of the offer and sale of the Notes. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, BOC International, Citigroup, Credit Suisse, Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch, CICC HK Securities, ICBC International, J.P. Morgan, Morgan Stanley, Société Générale Corporate & Investment Banking and Standard Chartered Bank are independent third parties and are not connected persons of the Company.

The Company is conducting a public offering of the 2020 Notes, 2025 Notes and 2045 Notes in the United States pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-188261) filed with the SEC on 1 May 2013, as amended by the post-effective amendment No.1 to the registration statement filed with the SEC on 22 April 2014 and the post-effective amendment No. 2 to the registration statement filed with the SEC on 27 April 2015. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

PRINCIPAL TERMS OF THE NOTES

Notes Offered

Subject to certain conditions to completion, CNOOC Finance Australia will issue the 2020 Notes in an initial aggregate principal amount of US$1,500,000,000 which will mature on 5 May 2020 and 2045 Notes in an initial aggregate principal amount of US$300,000,000 which will mature on May 5, 2045, and CNOOC Finance U.S.A. will issue the 2025 Notes in an initial aggregate principal amount of US$2,000,000,000 which will mature on May 5, 2025, unless any of the 2020 Notes, 2025 Notes or 2045 Notes are redeemed earlier pursuant to the respective terms thereof and of the relevant Indenture. At maturity, the Notes are payable at 100% of the principal amount thereof.

Issue Price

The issue price of the 2020 Notes will be 99.716% of the principal amount, plus accrued interest, if any, from 5 May 2015 to the issue date. The issue price of the 2025 Notes will be 99.075% of the principal amount, plus accrued interest, if any, from 5 May 2015 to the issue date. The issue price of the 2045 Notes will be 100.00% of the principal amount, plus accrued interest, if any, from 5 May 2015 to the issue date.

Interest

The 2020 Notes will bear interest from 5 May 2015 at the rate of 2.625% per annum, payable semi-annually in arrears from 5 November 2015. The 2025 Notes will bear interest from 5 May 2015 at the rate of 3.500% per annum, payable semi-annually in arrears from 5 November 2015. The 2045 Notes will bear interest from 5 May 2015 at the rate of 4.200% per annum, payable semi-annually in arrears from 5 November 2015. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking of the Notes and Guarantees

The 2020 Notes and the 2045 Notes will be the direct, unconditional, unsubordinated and unsecured obligations of CNOOC Finance Australia, and rank pari passu with all other unsecured and unsubordinated obligations of CNOOC Finance Australia (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all other Indebtedness of CNOOC Finance Australia that is designated as subordinate or junior in right of payment to the Notes.

The 2025 Notes will be the direct, unconditional, unsubordinated and unsecured obligations of CNOOC Finance U.S.A., and rank pari passu with all other unsecured and unsubordinated obligations of CNOOC Finance U.S.A. (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all other Indebtedness of CNOOC Finance U.S.A. that is designated as subordinate or junior in right of payment to the Notes.

The Notes are unconditionally guaranteed as to the payment of the principal and interest in respect thereof and all other amounts payable under the Notes by the Company as evidenced by the Guarantees set forth in the Indentures. The Guarantees are the Company’s direct, unconditional, unsubordinated and unsecured obligation and will rank pari passu with all of the Company’s other unsecured and unsubordinated obligations (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all the Company’s other Indebtedness that is designated as subordinate or junior in right of payment to the Guarantees.

Events of Default

Each of the following shall constitute an “Event of Default” under the relevant Indenture for each series of Notes:

(i)	failure to pay principal of any Note of that series within two business days after the date on which such amount is due and payable, upon optional redemption, acceleration or otherwise;

(ii)	failure to pay interest on any Note of that series within 30 days after the due date for such payment;

(iii)
failure to perform any other covenant or agreement of the Company or the relevant Issuer in the relevant Indenture, and such failure continues for 60 days after there has been given, by registered or certified mail, to the Company or the relevant Issuer, as the case may be, by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding (with a copy to the Trustee) a written notice specifying such failure and requiring it to be remedied and stating that such notice is a “Notice of Default” under the relevant Indenture;

(iv)	the Guarantees shall cease to be in full force or effect or the Company shall deny or disaffirm its obligations under the Guarantees;

(v)
(a) failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal of any Indebtedness of the Company, the relevant Issuer or any Principal Subsidiary, (b) acceleration of the maturity of any Indebtedness of the Company, the relevant Issuer or any Principal Subsidiary following a default by the Company, the relevant Issuer or such Principal Subsidiary, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after receipt by the Trustee of the written notice from the Company or the relevant Issuer as provided in the relevant Indenture, or (c) failure to pay any amount payable by the Company, the relevant Issuer or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness of any other Person if such obligation is not discharged or otherwise satisfied within 10 days after receipt of written notice as provided in the relevant Indenture; provided, however, that no such event set forth in (a), (b) or (c) shall constitute an Event of Default unless the aggregate outstanding Indebtedness to which all such events relate exceeds the greater of (x) US$100,000,000 (or its equivalent in any other currency) and (y) 2% of the shareholders’ equity of the Company as determined under IRFS IASB; and

(vi)	certain events in bankruptcy, insolvency or reorganization in respect of the Company, the relevant Issuer or any Principal Subsidiary as provided in the relevant Indenture.

If an Event of Default (other than an Event of Default described in (vi) above) with respect to the Notes of that series shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding by written notice as provided in the relevant Indenture may declare the unpaid principal amount of such Notes and any accrued and unpaid interest thereon (and any additional amount payable in respect of any deduction or withholding for any present or future taxes of the applicable relevant taxing jurisdiction) to be due and payable immediately.

If an Event of Default described in (vi) above with respect to the Notes of that series shall occur, the unpaid principal amount of all the Notes of that series and any accrued and unpaid interest thereon (and any additional amount payable in respect of any deduction or withholding for any present or future taxes of the applicable relevant taxing jurisdiction) will automatically, and without any action by the Trustee or any holder of the Notes of that series, become immediately due and payable.

After any such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of at least a majority in aggregate principal amount of the Notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the relevant Indenture.

Covenants

The Company has covenanted in the relevant Indenture, with certain exceptions, not to, and not permit the relevant Issuer or any Principal Subsidiary to, create, incur, assume or permit to exist certain liens upon any of its property or assets now owned or hereafter acquired, to secure any Indebtedness of the Company, the relevant Issuer or such Principal Subsidiary (or any guarantees or indemnity in respect thereof) unless certain conditions are satisfied. The Notes and the relevant Indenture do not otherwise restrict or limit the Company’s ability to incur additional indebtedness by itself or its subsidiaries or its ability to enter into transactions with, or to pay dividends or make other payments to, affiliates.

Redemption

At any time, CNOOC Finance Australia and CNOOC Finance U.S.A. as the issuers or the Company as the guarantor may at its option redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the applicable premium as of, and accrued and unpaid interest, if any, to the redemption date.

Reason for the Notes

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance Australia, CNOOC Finance U.S.A. and the Company, are estimated to be approximately US$[•] million. The proceeds will be used for general corporate purposes.

Listing

Applications have been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company, CNOOC Finance Australia or CNOOC Finance U.S.A.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“2020 Notes”	US$1,500,000,000 aggregate principal amount of 2.625% guaranteed notes due 5 May 2020

“2025 Notes”	US$2,000,000,000 aggregate principal amount of 3.500% guaranteed notes due 5 May 2025

“2045 Notes”	US$300,000,000 aggregate principal amount of 4.200% guaranteed notes due 5 May 2045

“Board”	the board of Directors

“BOC International”	BOCI Asia Limited, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“BofA Merrill Lynch”	Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the joint bookrunners in respect of the offer and sale of the Notes

“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“Citigroup”	Citigroup Global Markets Inc., one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CNOOC Finance Australia”	CNOOC Finance (2015) Australia Pty Ltd, a proprietary company incorporated in and under the laws of Victoria, Australia, and an indirect wholly-owned subsidiary of the Company

“CNOOC Finance U.S.A.”	CNOOC Finance (2015) U.S.A. LLC, a limited liability company formed in and under the laws of the State of Delaware, and an indirect wholly-owned subsidiary of the Company

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules

“Credit Suisse”	Credit Suisse Securities (USA) LLC, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Director(s)”	the directors, including the non-executive directors, of the Company

“Goldman Sachs (Asia) L.L.C.”	Goldman Sachs (Asia) L.L.C., one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Group”	the Company and its subsidiaries from time to time

“Guarantees”	the guarantees given by the Company with respect to the obligations of CNOOC Finance Australia and CNOOC Finance U.S.A. under the Notes

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“ICBC International”	ICBC International Securities Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“Indebtedness”
“Indebtedness” of any Person means, at any date, without duplication, (i) any outstanding indebtedness for or in respect of money borrowed (including bonds, debentures, notes or other similar instruments, whether or not listed) that is evidenced by any agreement or instrument, excluding trade payables; (ii) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument; and (iii) all Indebtedness of others guaranteed by such Person; provided, however, that, for the purpose of determining the amount of the Company’s Indebtedness outstanding at any relevant time, the amount included as the Company’s Indebtedness in respect of finance leases shall be the net amount from time to time properly characterized as “obligations under finance leases” in accordance with the IFRS IASB

“Indentures”	the respective written agreements between the Company as guarantor, the relevant Issuer and The Bank of New York Mellon as trustee of the Notes, pursuant to which the Notes will be issued

“Issuers”	CNOOC Finance Australia and CNOOC Finance U.S.A., and each of them an Issuer

“J.P. Morgan”	J.P. Morgan Securities LLC, one of the joint bookrunners in respect of the offer and sale of the Notes

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Morgan Stanley”	Morgan Stanley & Co. International plc, one of the joint bookrunners in respect of the offer and sale of the Notes

“Notes”	the 2020 Notes and the 2045 Notes issued by CNOOC Finance Australia, and the 2025 Notes issued by CNOOC Finance U.S.A., guaranteed by the Company

“Person”
any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity

“PRC”	The People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan

“Principal Subsidiary”	“Principal Subsidiary” at any time shall mean one of the Company’s subsidiaries:

(i)     as to which either or both of the following conditions is/are satisfied: (a) its net profit or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net profit attributable to the Company (in each case before taxation and exceptional items) is at least 10% of the Company’s consolidated net profit (before taxation and exceptional items); or (b) its net assets or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net assets attributable to the Company (in each case after deducting minority interests in subsidiaries) are at least 10% of the Company’s consolidated net assets (after deducting minority interests in subsidiaries); all as calculated by reference to the then latest financial statements (consolidated or, as the case may be, unconsolidated) of the Company’s subsidiary and the Company’s then latest audited consolidated financial statements; or

(ii)   to which is transferred all or substantially all of the assets of the Company’s subsidiary which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Company’s subsidiary to which the assets are so transferred shall become a Principal Subsidiary.

“Société Générale Corporate & Investment Banking”	Société Générale, one of the joint bookrunners in respect of the offer and sale of the Notes

“Standard Chartered Bank”	Standard Chartered Bank, one of the joint bookrunners in respect of the offer and sale of the Notes

“subsidiary”	has the meaning ascribed to it under the Listing Rules

“Trustee”	The Bank of New York Mellon as trustee of the Notes

“Underwriting Agreements”
the respective agreements dated 28 April 2015 entered into among the Company, the relevant Issuer, BOC International, Citigroup, Credit Suisse, Goldman Sachs (Asia) L.L.C., BofA Merrill Lynch, CICC HK Securities, ICBC International, J.P. Morgan, Morgan Stanley, Société Générale Corporate & Investment Banking and Standard Chartered Bank in relation to the offer and sale of the Notes

“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

“US$”	United States dollar, the lawful currency of the United States

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 29 April 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang